CUSIP No. 913837100	Page 1 of 7 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Universal Stainless & Alloy Products, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

913837100

(CUSIP Number)

Privet Fund LP

Attn: Ryan Levenson

79 West Paces Ferry Road

Suite 200B

Atlanta, GA 30305

With a copy to:

Amy Taylor Wilson Bryan Cave Leighton Paisner LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913837100	Page 2 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 586,387
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 586,387
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,387
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 913837100	Page 3 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 586,387
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 586,387
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,387
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 913837100	Page 4 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 586,387
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 586,387
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,387
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 913837100	Page 5 of 7 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 2, 2019, as amended July 22, 2019 and November 13, 2020 (the “Schedule 13D”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Universal Stainless & Alloy Products, Inc., a Delaware corporation (the “Issuer”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price of the 586,387 shares of Common Stock beneficially owned by the Reporting Persons is approximately $9,048,433.97 not including brokerage commissions, which was funded with partnership funds of Privet. Privet effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(c) are hereby amended and restated in their entirety to read as follows:

(a) As of the date of this filing, the Reporting Persons beneficially own 586,387 shares (the “Shares”), or approximately 6.64%, of the outstanding Common Stock of the Issuer (calculated based on information included in the Form 10-Q filed by the Issuer on October 21, 2020 for the quarterly period ended September 30, 2020, which reported that 8,829,732 shares of Common Stock were outstanding as of October 14, 2020).

(c) Except as set forth on Schedule I, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

CUSIP No. 913837100	Page 6 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 16, 2020	PRIVET FUND LP

By: Privet Fund Management LLC,
Its General Partner

	By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

PRIVET FUND MANAGEMENT LLC

	By:	/s/Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

/s/ Ryan Levenson
Ryan Levenson

CUSIP No. 913837100	Page 7 of 7 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons during the past sixty days or since the most recent filing on Schedule 13D:

1.	Privet Fund LP(1)

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share(2)
11/16/2020	Sale	8,700	$6.87(3)
11/17/2020	Sale	19,392	$6.82(4)
11/18/2020	Sale	18,730	$7.00(5)
11/19/2020	Sale	100	$6.90
11/23/2020	Sale	13,209	$6.85(6)
11/24/2020	Sale	15,607	$7.07(7)
12/8/2020	Sale	10,010	$8.21(8)
12/9/2020	Sale	417	$7.90
12/10/2020	Sale	554	$8.00(9)
12/11/2020	Sale	6,365	$7.76(10)
12/14/2020	Sale	16,450	$7.69(11)
12/15/2020	Sale	2,400	$7.51(12)

(1)	Not including any brokerage fees.
(2)	The price per share reported is a weighted average price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (3)-(12) to this Schedule 13D.
(3)	These shares were sold at prices ranging from $6.85-$6.95, inclusive.
(4)	These shares were sold at prices ranging from $6.80-$6.89, inclusive.
(5)	These shares were sold at prices ranging from $7.00-$7.04, inclusive.
(6)	These shares were sold at prices ranging from $6.85-$6.88, inclusive.
(7)	These shares were sold at prices ranging from $7.00-$7.25, inclusive.
(8)	These shares were sold at prices ranging from $8.06-$8.32, inclusive.
(9)	These shares were sold at prices ranging from $8.00-$8.08, inclusive.
(10)	These shares were sold at prices ranging from $7.70-$7.90, inclusive.
(11)	These shares were sold at prices ranging from $7.60-$7.88, inclusive.
(12)	These shares were sold at prices ranging from $7.50-$7.62, inclusive.